EXHIBIT 99.1

Mogo Closes Acquisition of Additional Shares in Canada’s Leading Crypto Platform, Coinsquare

Mogo’s ownership in Coinsquare has increased to approximately 39% of the outstanding common shares

All figures in Canadian $

Vancouver, British Columbia, June 15, 2021 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO) (“Mogo” or the “Company”), a digital payments and financial technology company, today announced that it has closed its previously announced acquisition (the “Acquisition”) of an additional 2.0% of the outstanding common shares of Coinsquare Ltd. (“Coinsquare”), Canada’s leading cryptocurrency platform, from Michael Diamond and two affiliated companies (the “Vendors”). Mogo also has an option (the “Option”) to acquire up to an additional 3.4% of the outstanding common shares of Coinsquare (the “Coinsquare Shares”) from the Vendors until October 13, 2021 under similar term and subject to certain conditions, which when combined with Mogo’s existing purchase warrant in Coinsquare, could increase Mogo’s total ownership by up to an additional 14% of the outstanding common shares. Mogo requires Coinsquare board approval to increase its ownership interest in Coinsquare over 49.9%. There is no certainty that the Coinsquare board of directors will grant such approval.

Since its founding in 2014, Coinsquare has grown to become the leading cryptocurrency platform in Canada. Coinsquare continues to experience rapid growth in assets, revenue, and operating profitability.

The Acquisition was made pursuant to a share purchase agreement between Mogo and the Vendors dated June 15, 2021, pursuant to which Mogo acquired 655,644 Coinsquare Shares from the Vendors for aggregate consideration consisting of the issuance of 378,774 common shares of Mogo (the “Mogo Shares”) and a cash payment of $5 million.

The Mogo Shares issued to the Vendors were qualified by the Company’s prospectus supplement dated June 14, 2021 to Company’s final short form base shelf prospectus dated April 15, 2021, and registered under the related registration statement filed with the United States Securities and Exchange Commission.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Coinsquare

Since 2014 Coinsquare has provided digital asset traders a proprietary trading platform engineered to deliver a robust, secure, and intelligent interface for trading Bitcoin, Ethereum, Litecoin and other digital assets. Coinsquare’s products and services also include Coinsquare Wealth for qualified individuals and institutions. Our Wealth service provides customers with an OTC desk featuring institutional grade liquidity, dedicated account management from one of our experienced Account Directors, and a suite of other investment products focused on digital assets. For more information and terms and conditions visit https://coinsquare.com/

1

About Mogo

Mogo is empowering its more than one million members with simple digital solutions to help them get in control of their financial health. Through the Mogo app, consumers can access a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, easily buy and sell bitcoin, and get free monthly credit score monitoring, ID fraud protection, and personal loans. Mogo’s wholly-owned subsidiary, Carta Worldwide, also offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding future acquisitions of Coinsquare shares by Mogo, including pursuant to the exercise of the Option and the exercise of Mogo’s existing purchase warrant in Coinsquare and Coinsquare’s future financial performance. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo’s growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo’s control, including the receipt of any required regulatory approvals. Future acquisitions of Coinsquare Shares are subject to regulatory and Coinsquare board approval, and there is a risk that such approvals will not be granted on terms satisfactory to Mogo, or at all. For a description of the risks associated with Mogo’s business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

For further information:
Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954

US Investor Relations Contact
Lytham Partners, LLC
Ben Shamsian
New York | Phoenix
646-829-9701
shamsian@lythampartners.com

2